Exhibit 12

Microvision, Inc.

Computation of Ratio of Earnings to Cover Fixed

Charges and Preferred Dividends

(In thousands)

	2003	2004	2005	2006	2007
Pre-tax income from continuing operations	$(33,288)	$(33,924)	$(27,641)	$(32,432)	$(26,393)
Fixed charges	78	509	4,176	5,962	519

Earnings available to cover fixed charges	(33,210)	(33,415)	(23,465)	(26,470)	(25,874)

Fixed charges
Interest on indebtedness	51	151	3,253	5,753	513
Interest attributable to rental property (a)	27	12	6	12	6
Preferred stock dividend requirements	—	346	917	197	—

	78	509	4,176	5,962	519

Ratio of earnings to cover fixed charges (b)	N/A	N/A	N/A	N/A	N/A
Additional earnings required to cover fixed charges	$33,288	$33,924	$27,641	$32,432	$26,393

(a)	Based on a reasonable approximation of the interest factor.
(b)	As earnings were insufficient to cover fixed charges and preferred dividends, if any, no ratio has been presented.